                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1) *


                      Penn Virginia Resource Partners, L.P.
--------------------------------------------------------------------------------
                                (Name of Issuer)

              Common units, representing limited partner interests
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    707884102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Nancy M. Snyder
                         Penn Virginia Resource GP, LLC
                          Three Radnor Corporate Center
                               100 Matsonford Road
                                    Suite 230
                           Radnor, Pennsylvania 19087
                                 (610) 687-8900
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 15, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A


CUSIP No. 707884102
--------------------------------------------------------------------------------
         (1)      Name of Reporting Person.
                  I.R.S. Identification Nos. of Above Persons (entities only).

                  Peabody Natural Resources Company
                  51-0332232
--------------------------------------------------------------------------------
         (2)      Check the Appropriate Box if a Member of a Group
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
         (3)      SEC Use Only

--------------------------------------------------------------------------------
         (4)      Source of Funds (See instructions)

                  OO
--------------------------------------------------------------------------------
         (5)      Check if Disclosure of Legal Proceedings is Required Pursuant
                  to Items 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
         (6)      Citizenship or Place of Organization

                  Delaware

--------------------------------------------------------------------------------
                  (7)      Sole Voting Power                      1,710,458


Number of                  -----------------------------------------------------
Units Bene-       (8)      Shared Voting Power                    0
 ficially
 Owned by
Each Report-               -----------------------------------------------------
 ing Person       (9)      Sole Dispositive Power                 1,710,458
   With

                           -----------------------------------------------------
                  (10)     Shared Dispositive Power               0


--------------------------------------------------------------------------------
         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

                                                                  1,710,458

--------------------------------------------------------------------------------
         (12)     Check if the Aggregate Amount in Row (11) Excludes Certain
                  Units (See Instructions)                                   [ ]


--------------------------------------------------------------------------------
         (13)     Percent of Class Represented by Amount in Row (11)

                                                                  16.4%*

--------------------------------------------------------------------------------
         (14)     Type of Reporting Person (See Instructions)   PN


----------

* Based on 10,425,488 Common Units outstanding as of November 1, 2003 as reported in Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003. Excludes 52,700 units held in escrow by, and registered in the name of, U.S. Bank National Association, as escrow agent.

                                 SCHEDULE 13D/A


CUSIP No. 707884102
--------------------------------------------------------------------------------
         (1)      Name of Reporting Person.
                  I.R.S. Identification Nos. of Above Persons (entities only).

                  Gold Fields Mining Corporation
                  36-2079582
--------------------------------------------------------------------------------
         (2)      Check the Appropriate Box if a Member of a Group
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
         (3)      SEC Use Only

--------------------------------------------------------------------------------
         (4)      Source of Funds (See instructions)

                  N/A
--------------------------------------------------------------------------------
         (5)      Check if Disclosure of Legal Proceedings is Required Pursuant
                  to Items 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
         (6)      Citizenship or Place of Organization

                  Delaware

--------------------------------------------------------------------------------
                  (7)      Sole Voting Power                      1,710,458


Number of                  -----------------------------------------------------
Units Bene-       (8)      Shared Voting Power                    0
 ficially
 Owned by
Each Report-               -----------------------------------------------------
 ing Person       (9)      Sole Dispositive Power                 1,710,458
   With

                           -----------------------------------------------------
                  (10)     Shared Dispositive Power               0


--------------------------------------------------------------------------------
         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

                                                                  1,710,458

--------------------------------------------------------------------------------
         (12)     Check if the Aggregate Amount in Row (11) Excludes Certain
                  Units (See Instructions)                                   [ ]


--------------------------------------------------------------------------------
         (13)     Percent of Class Represented by Amount in Row (11)

                                                                  16.4%*

--------------------------------------------------------------------------------
         (14)     Type of Reporting Person (See Instructions)   CO


----------

* Based on 10,425,488 Common Units outstanding as of November 1, 2003 as reported in Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003. Excludes 52,700 units held in escrow by, and registered in the name of, U.S. Bank National Association, as escrow agent.

                                 SCHEDULE 13D/A


CUSIP No. 707884102
--------------------------------------------------------------------------------
         (1)      Name of Reporting Person.
                  I.R.S. Identification Nos. of Above Persons (entities only).

                  Peabody Energy Corporation
                  13-4004153
--------------------------------------------------------------------------------
         (2)      Check the Appropriate Box if a Member of a Group
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
         (3)      SEC Use Only

--------------------------------------------------------------------------------
         (4)      Source of Funds (See instructions)

                  N/A
--------------------------------------------------------------------------------
         (5)      Check if Disclosure of Legal Proceedings is Required Pursuant
                  to Items 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
         (6)      Citizenship or Place of Organization

                  Delaware

--------------------------------------------------------------------------------
                  (7)      Sole Voting Power                      1,710,458


Number of                  -----------------------------------------------------
Units Bene-       (8)      Shared Voting Power                    0
 ficially
 Owned by
Each Report-               -----------------------------------------------------
 ing Person       (9)      Sole Dispositive Power                 1,710,458
   With

                           -----------------------------------------------------
                  (10)     Shared Dispositive Power               0


--------------------------------------------------------------------------------
         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

                                                                  1,710,458

--------------------------------------------------------------------------------
         (12)     Check if the Aggregate Amount in Row (11) Excludes Certain
                  Units (See Instructions)                                   [ ]


--------------------------------------------------------------------------------
         (13)     Percent of Class Represented by Amount in Row (11)

                                                                  16.4%*

--------------------------------------------------------------------------------
         (14)     Type of Reporting Person (See Instructions)   HC/CO


----------

* Based on 10,425,488 Common Units outstanding as of November 1, 2003 as reported in Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003. Excludes 52,700 units held in escrow by, and registered in the name of, U.S. Bank National Association, as escrow agent.

                         Amendment No. 1 to Schedule 13D

         This Amendment No. 1 to Schedule 13D (this "Amendment") is filed by the Reporting Persons as an amendment to the initial statement on Schedule 13D (the "Original Schedule 13D") as filed with the Securities and Exchange Commission on December 8, 2003. Capitalized terms used but not defined in this Amendment have the meanings set forth in the Original Schedule 13D. The Original Schedule 13D is hereby amended and supplemented as follows:

ITEM 2.           IDENTITY AND BACKGROUND

         Item 2 of the Original Schedule 13D is hereby amended to replace Appendix A to the Original Schedule 13D with Appendix A to this Amendment.

         Appendix A to this Amendment includes, as of the date of this Amendment, the name, state of incorporation, principal business, and principal place of business of each general partner of PNRC. Appendix A also includes, as of the date of this Amendment, the names, residence or business addresses, citizenship and present principal occupations or employment of the executive officers and directors of (1) Parent, (2) Gold Fields and (3) each other general partner of PNRC.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         Item 5 of the Original Schedule 13D is hereby amended to read in its entirety as follows:

(a) Based on the information reported by Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, there were 10,425,488 Common Units outstanding as of November 1, 2003.

         As of December 15, 2003, PNRC owns 1,710,458 Common Units, representing 16.4% of the outstanding Common Units of Issuer, based on the number of Common Units outstanding as of November 1, 2003.

         As of December 15, 2003, Gold Fields may be deemed to beneficially own, by virtue of its ownership of PNRC, the same 1,710,458 Common Units, representing 16.4% of the outstanding Common Units of Issuer, based on the number of Common Units outstanding as of November 1, 2003.

         As of December 15, 2003, Parent may be deemed to beneficially own, by virtue of its ownership of PNRC and Gold Fields, the same 1,710,458 Common Units, representing 16.4% of the outstanding Common Units of Issuer, based on the number of Common Units outstanding as of November 1, 2003.

         In connection with the foregoing acquisition of Common Units by PNRC, Issuer placed 52,700 Common Units in escrow pending transfer to Issuer of certain coal mineral estates in certain parcels and tracts of land. These Common Units are registered in the name of U.S. Bank National Association, as escrow agent. If the coal mineral estates are transferred to Issuer prior to the deadline in the escrow agreement, these units will be released from escrow to PNRC.

(b) PNRC has sole power to vote or direct the vote and to dispose or to direct the disposition of the Common Units beneficially owned by it. Gold Fields, by virtue of its ownership of PNRC, may be deemed to have the power to vote or direct the vote and to dispose or to direct the disposition of the Common Units beneficially owned by PNRC. Parent, by virtue of its ownership of PNRC and Gold Fields, may be deemed to have the power to vote or direct the vote and to dispose or to direct the disposition of the Common Units beneficially owned by PNRC.

(c) PNRC sold 1,000,000 Common Units on December 15, 2003 for proceeds to PNRC of $32.11 per share in an underwritten transaction. That sale was made under an underwriting agreement (a copy of which is filed with this Amendment as Exhibit 5 and is incorporated in this Amendment by reference). Except for that sale, no transactions in Common Units were effected by the Reporting Persons, or to their knowledge, any of the persons listed on Appendix A to this Amendment since the filing of the Original Schedule 13D.

(d) No person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Units owned by any Reporting Person.

(e)      Not applicable.

ITEM 7.           MATERIALS TO BE FILED AS EXHIBITS

         Exhibit                              Description
         -------                              -----------
              5            Underwriting Agreement dated December 9, 2003 among
                           Penn Virginia Resource GP, LLC, Penn Virginia
                           Resource Partners, L.P., Peabody Natural Resources
                           Company, Peabody Energy Corporation and Lehman
                           Brothers Inc. (incorporated by reference to Exhibit
                           1.1 of Issuer's Current Report on Form 8-K filed on
                           December 12, 2003).

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  December 15, 2003

                                           PEABODY NATURAL RESOURCES COMPANY


                                           /s/ Robert L. Reilly
                                           -------------------------------------
                                           Robert L. Reilly
                                           Vice President


                                           PEABODY ENERGY CORPORATION


                                           /s/ Richard A. Navarre
                                           -------------------------------------
                                           Richard A. Navarre
                                           Executive Vice President and
                                           Chief Financial Officer


                                           GOLD FIELDS MINING CORPORATION


                                           /s/ Richard A. Navarre
                                           -------------------------------------
                                           Richard A. Navarre
                                           Vice President

                                                                      APPENDIX A

                        PEABODY NATURAL RESOURCES COMPANY

                                GENERAL PARTNERS

Gold Fields Mining Corporation, a Delaware corporation
14062 Denver West Parkway
Suite 110
Golden, Colorado 80401-3301

Gold Fields Mining Corporation is a direct wholly owned subsidiary of Parent.

Peabody America, Inc., a Delaware corporation
701 Market Street
Suite 720
St. Louis, Missouri 63101-1826

Peabody America, Inc. is a direct wholly owned subsidiary of Gold Fields and an indirect wholly owned subsidiary of Parent.

                         GOLD FIELDS MINING CORPORATION

                               BOARD OF DIRECTORS

NAME/TITLE                                BUSINESS ADDRESS
----------                                ----------------
C.C. Kennedy                              Gold Fields Mining Corporation
Vice President, Secretary                 14062 Denver West Parkway, Suite 110
and General Counsel                       Golden, Colorado 80401-3301

Richard A. Navarre                        Peabody Energy Corporation
Executive Vice President and              701 Market Street, Suite 760
Chief Financial Officer                   St. Louis, Missouri 63101
Peabody Energy Corporation

Roger B. Walcott, Jr.                     Peabody Energy Corporation
Executive Vice President -                701 Market Street, Suite 760
Corporate Development                     St. Louis, Missouri 63101
Peabody Energy Corporation

                               EXECUTIVE OFFICERS

NAME/TITLE                                BUSINESS ADDRESS
----------                                ----------------
Roger B. Walcott, Jr.                     Gold Fields Mining Corporation
President                                 14062 Denver West Parkway, Suite 110
                                          Golden, Colorado 80401-3301

Walter L. Hawkins, Jr.                    Gold Fields Mining Corporation
Vice President and Assistant Treasurer    14062 Denver West Parkway, Suite 110
                                          Golden, Colorado 80401-3301

C.C. Kennedy                              Gold Fields Mining Corporation
Vice President, Secretary and             14062 Denver West Parkway, Suite 110
General Counsel                           Golden, Colorado 80401-3301

Richard A. Navarre                        Gold Fields Mining Corporation
Vice President                            14062 Denver West Parkway, Suite 110
                                          Golden, Colorado 80401-3301

Robert L. Reilly                          Gold Fields Mining Corporation
Vice President                            14062 Denver West Parkway, Suite 110
                                          Golden, Colorado 80401-3301

Steven F. Schaab                          Gold Fields Mining Corporation
Vice President and Treasurer              14062 Denver West Parkway, Suite 110
                                          Golden, Colorado 80401-3301


All above individuals are citizens of the United States.

                              PEABODY AMERICA, INC.

                               BOARD OF DIRECTORS

NAME/TITLE                                   BUSINESS ADDRESS
----------                                   ----------------
Richard A. Navarre                           Peabody Energy Corporation
Executive Vice President and                 701 Market Street, Suite 760
Chief Financial Officer                      St. Louis, Missouri 63101
Peabody Energy Corporation

Roger B. Walcott, Jr.                        Peabody Energy Corporation
Executive Vice President -                   701 Market Street, Suite 760
Corporate Development                        St. Louis, Missouri 63101
Peabody Energy Corporation

                               EXECUTIVE OFFICERS

NAME/TITLE                                   BUSINESS ADDRESS
----------                                   ----------------
Roger B. Walcott, Jr.                        Peabody America, Inc.
President                                    701 Market Street, Suite 720
                                             St. Louis, Missouri 63101-1826

Walter L. Hawkins, Jr.                       Peabody America, Inc.
Vice President and Assistant Treasurer       701 Market Street, Suite 720
                                             St. Louis, Missouri 63101-1826

C.C. Kennedy                                 Peabody America, Inc.
Vice President and Secretary                 701 Market Street, Suite 720
                                             St. Louis, Missouri 63101-1826

Jeffery L. Klinger                           Peabody America, Inc.
Vice President and Assistant Secretary       701 Market Street, Suite 720
                                             St. Louis, Missouri 63101-1826


Robert L. Reilly                             Peabody America, Inc.
Vice President                               701 Market Street, Suite 720
                                             St. Louis, Missouri 63101-1826

Steven F. Schaab                             Peabody America, Inc.
Vice President and Treasurer                 701 Market Street, Suite 720
                                             St. Louis, Missouri 63101-1826

L.B. Stottlemyre                             Peabody America, Inc.
Vice President                               701 Market Street, Suite 720
                                             St. Louis, Missouri 63101-1826


All above individuals are citizens of the United States.

                           PEABODY ENERGY CORPORATION

                               BOARD OF DIRECTORS

NAME/TITLE                                   BUSINESS ADDRESS
----------                                   ----------------
B.R. Brown                                   Peabody Energy Corporation
Former Chief Executive Officer               701 Market Street, Suite 760
of publicly traded coal company              St. Louis, Missouri 63101

Irl F. Engelhardt                            Peabody Energy Corporation
Chairman and Chief Executive Officer         701 Market Street, Suite 760
                                             St. Louis, Missouri 63101

William E. James                             Peabody Energy Corporation
Founding Partner of                          701 Market Street, Suite 760
RockPort Capital Partners LLC                St. Louis, Missouri 63101

Robert B. Karn, III                          Peabody Energy Corporation
Financial Consultant                         701 Market Street, Suite 760
                                             St. Louis, Missouri 63101

Henry E. Lentz                               Peabody Energy Corporation
Consultant to Lehman Brothers Inc.           701 Market Street, Suite 760
                                             St. Louis, Missouri 63101

William C. Rusnack                           Peabody Energy Corporation
Former President and CEO of                  701 Market Street, Suite 760
Premcor Inc.                                 St. Louis, Missouri 63101

James R. Schlesinger, PhD                    Peabody Energy Corporation
Chairman of the Board of Trustees of         701 Market Street, Suite 760
MITRE Corporation                            St. Louis, Missouri 63101

Blanche M. Touhill, PhD                      Peabody Energy Corporation
Chancellor Emeritus and Professor Emeritus   701 Market Street, Suite 760
at the University of Missouri - St. Louis    St. Louis, Missouri 63101

Sandra Van Trease                            Peabody Energy Corporation
President of UNICARE                         701 Market Street, Suite 760
                                             St. Louis, Missouri 63101

Alan H. Washkowitz                           Peabody Energy Corporation
Managing Director of Lehman Brothers Inc.    701 Market Street, Suite 760
                                             St. Louis, Missouri 63101


All above individuals are citizens of the United States.

                           PEABODY ENERGY CORPORATION

                               EXECUTIVE OFFICERS

NAME/TITLE                                   BUSINESS ADDRESS
----------                                   ----------------
Irl F. Engelhardt                            Peabody Energy Corporation
Chairman and Chief Executive Officer         701 Market Street, Suite 760
                                             St. Louis, Missouri 63101

Gregory H. Boyce                             Peabody Energy Corporation
President and Chief Operating Officer        701 Market Street, Suite 760
                                             St. Louis, Missouri 63101

Richard M. Whiting                           Peabody Energy Corporation
Executive Vice President -                   701 Market Street, Suite 760
Sales and Trading                            St. Louis, Missouri 63101

Roger B. Walcott, Jr.                        Peabody Energy Corporation
Executive Vice President -                   701 Market Street, Suite 760
Corporate Development                        St. Louis, Missouri 63101

Richard A. Navarre                           Peabody Energy Corporation
Executive Vice President and                 701 Market Street, Suite 760
Chief Financial Officer                      St. Louis, Missouri 63101

Fredrick D. Palmer                           Peabody Energy Corporation
Executive Vice President - Legal and         701 Market Street, Suite 760
External Affairs and Secretary               St. Louis, Missouri 63101

Sharon D. Fiehler                            Peabody Energy Corporation
Executive Vice President -                   701 Market Street, Suite 760
Human Resources and Administration           St. Louis, Missouri 63101

Jeffery L. Klinger                           Peabody Energy Corporation
Vice President - Legal Services and          701 Market Street, Suite 760
Assistant Secretary                          St. Louis, Missouri 63101


All above individuals are citizens of the United States.